

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No_X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes_X__No___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_ No X

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

BALANCE SHEETS

TO DECEMBER 31 OF 2009 AND 2008

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**1,380,569,818**	**100**	**1,236,837,404**	**100**
s02	**CURRENT ASSETS**	**398,229,329**	**29**	**364,291,807**	**29**
s03	CASH AND AVAILABLE INVESTMENTS	128,179,628	9	114,224,395	9
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	75,870,082	5	41,179,917	3
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	82,465,983	6	121,130,021	10
s06	INVENTORIES	85,435,719	6	65,471,577	5
s07	OTHER CURRENT ASSETS	26,277,917	2	22,285,897	2
s08	**LONG-TERM**	**9,762,401**	**1**	**11,177,184**	**1**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	9,762,401	1	11,177,184	1
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**967,591,500**	**70**	**845,062,005**	**68**
s13	LAND AND BUILDINGS	773,944,432	56	659,030,211	53
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	947,167,757	69	888,885,356	72
s15	OTHER EQUIPMENT	59,059,934	4	55,856,989	5
s16	ACCUMULATED DEPRECIATION	924,133,493	67	843,858,575	68
s17	CONSTRUCTION IN PROGRESS	111,552,870	8	85,148,024	7
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**4,986,588**	**0**	**16,306,408**	**1**
s19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
s20	**TOTAL LIABILITIES**	**1,398,822,296**	**100**	**1,209,951,970**	**100**
s21	**CURRENT LIABILITIES**	**242,970,623**	**17**	**175,964,586**	**15**
s22	SUPPLIERS	63,277,711	5	35,381,771	3
s23	BANK LOANS	35,298,095	3	27,022,924	2
s24	STOCK MARKET LOANS	67,302,229	5	64,200,955	5
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	48,453,301	3	16,672,511	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	28,639,287	2	32,686,425	3
s27	**LONG-TERM LIABILITIES**	**529,258,434**	**38**	**495,486,625**	**41**
s28	BANK LOANS	190,216,792	14	212,269,142	18
s29	STOCK MARKET LOANS	339,041,642	24	283,217,483	23
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**281,671**	**0**	**946,622**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**626,311,568**	**45**	**537,554,137**	**44**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**-18,252,478**	**100**	**26,885,434**	**100**
s34	**COUNTABLE CAPITAL OF THE PARTICIPATION NOT CONTROLADORA**	**0**	**0**	**0**	**0**
s35	**COUNTABLE CAPITAL OF THE PARTICIPATION CONTROLADORA**	**-18,252,478**	**100**	**26,885,434**	**100**
s36	**CONTRIBUTED CAPITAL**	**281,878,312**	**-1544**	**281,303,705**	**1046**
s79	CAPITAL STOCK	281,878,312	-1544	281,303,705	1046
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**-300,130,790**	**1644**	**-254,418,271**	**-946**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	-307,017,387	1682	-260,852,444	-970
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	6,886,597	-38	6,434,173	24
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND AVAILABLE INVESTMENTS**	**128,179,628**	**100**	**114,224,395**	**100**
s46	CASH	97,387,736	76	60,704,660	53
s47	AVAILABLE INVESTMENTS	30,791,892	24	53,519,735	47
s07	**OTHER CURRENT ASSETS**	**26,277,917**	**100**	**22,285,897**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	26,277,917	100	22,285,897	100
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**4,986,588**	**100**	**16,306,408**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	4,986,588	100	16,306,408	100
s19	**OTHER ASSETS**	**0**	**100**	**0**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**242,970,623**	**100**	**175,964,586**	**100**
s52	FOREIGN CURRENCY LIABILITIES	78,670,765	32	75,691,082	43
s53	MEXICAN PESOS LIABILITIES	164,299,858	68	100,273,504	57
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**28,639,287**	**100**	**32,686,425**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	28,639,287	100	32,686,425	100
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**529,258,434**	**100**	**495,486,625**	**100**
s59	FOREIGN CURRENCY LIABILITIES	443,721,035	84	415,286,862	84
s60	MEXICAN PESOS LIABILITIES	85,537,399	16	80,199,763	16
s31	**DEFERRED LIABILITIES**	**281,671**	**100**	**946,622**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	281,671	100	946,622	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**626,311,568**	**100**	**537,554,137**	**100**
s66	DEFERRED TAXES	6,933,120	1	7,039,978	1
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	576,135,801	92	495,083,543	92
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	43,242,647	7	35,430,616	7
s79	**CAPITAL STOCK**	**281,878,312**	**100**	**281,303,705**	**100**
s37	CAPITAL STOCK (NOMINAL)	281,878,312	100	281,303,705	100
s38	RESTATEMENT OF CAPITAL STOCK	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**-307,017,387**	**100**	**-260,852,444**	**100**
s93	LEGAL RESERVE	959,887	0	987,535	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	-261,839,979	85	-149,763,535	57
s45	NET INCOME FOR THE YEAR	-46,137,295	15	-112,076,444	43
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**6,886,597**	**100**	**6,434,173**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	6,728,497	98	8,808,524	137
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	158,531	2	-2,374,351	-37
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	-431	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

BALANCE SHEETS

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	155,258,706	188,327,221
s73	PENSIONS AND SENIORITY PREMIUMS	3,149,120	5,109,406
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	143,743	141,466
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2009 AND 2008

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**1,094,154,472**	**100**	**1,328,949,952**	**100**
r02	COST OF SALES	516,835,456	47	654,032,459	49
r03	**GROSS PROFIT**	**577,319,016**	**53**	**674,917,493**	**51**
r04	GENERAL EXPENSES	100,506,687	9	103,806,044	8
r05	**INCOME (LOSS) FROM OPERATION**	**476,812,329**	**44**	**571,111,449**	**43**
r08	OTHER INCOME AND (EXPENSE), NET	40,282,788	4	197,990,840	15
r06	COMPREHENSIVE FINANCING RESULT	-15,307,867	-1	-107,511,716	-8
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	-1,291,487	0	-1,965,213	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**500,495,763**	**46**	**659,625,360**	**50**
r10	INCOME TAXES	546,633,058	50	771,701,804	58
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-46,137,295**	**-4**	**-112,076,444**	**-8**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**-46,137,295**	**-4**	**-112,076,444**	**-8**
r19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
r20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**-46,137,295**	**-4**	**-112,076,444**	**-8**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**1,094,154,472**	**100**	**1,328,949,952**	**100**
r21	DOMESTIC	596,369,519	55	679,754,126	51
r22	FOREIGN	497,784,953	45	649,195,826	49
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	**40,282,788**	**100**	**197,990,840**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	40,282,788	100	197,990,840	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-15,307,867**	**100**	**-107,511,716**	**100**
r24	INTEREST EXPENSE	78,300,095	-512	73,883,856	-69
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	48,307,631	-316	37,434,667	-35
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	14,684,597	-96	-71,062,527	66
r28	RESULT FROM MONETARY POSITION	0	0	0	0
r10	**INCOME TAXES**	**546,633,058**	**100**	**771,701,804**	**100**
r32	INCOME TAX	546,633,058	100	771,701,804	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	1,094,154,472	1,328,949,952
r37	TAX RESULT FOR THE YEAR	-46,137,294	-112,076,444
r38	NET SALES (**)	1,094,154,472	1,328,949,952
r39	OPERATING INCOME (**)	476,812,329	571,111,449
r40	NET INCOME OF PARTICIPATION CONTROLADORA(**)	-46,137,295	-112,076,444
r41	NET CONSOLIDATED INCOME (**)	-46,137,295	-112,076,444
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	73,883,658	89,840,495

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER1 TO DECEMBER 31 OF 2009

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**314,799,391**	**100**	**264,037,316**	**100**
rt02	COST OF SALES	164,778,427	52	213,039,043	81
rt03	**GROSS PROFIT**	**150,020,964**	**48**	**50,998,273**	**19**
rt04	GENERAL EXPENSES	31,145,477	10	32,224,306	12
rt05	**INCOME (LOSS) FROM OPERATION**	**118,875,487**	**38**	**18,773,967**	**7**
rt08	OTHER INCOME AND (EXPENSE), NET	15,407,611	5	36,329,626	14
rt06	COMPREHENSIVE FINANCING RESULT	6,614,122	2	-85,417,186	-32
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	-236,888	0	-677,180	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**140,660,332**	**45**	**-30,990,773**	**-12**
rt10	INCOME TAXES	157,268,118	50	86,640,757	33
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-16,607,786**	**-5**	**-117,631,530**	**-45**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**-16,607,786**	**-5**	**-117,631,530**	**-45**
rt19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
rt20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**-16,607,786**	**-5**	**-117,631,530**	**-45**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**314,799,391**	**100**	**264,037,316**	**100**
rt21	DOMESTIC	162,409,459	52	160,372,385	61
rt22	FOREIGN	152,389,932	48	103,664,931	39
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**15,407,611**	**100**	**36,329,626**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	15,407,611	100	36,329,626	100
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**6,614,122**	**100**	**-85,417,186**	**100**
rt24	INTEREST EXPENSE	21,720,758	328	34,936,416	-41
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	12,719,731	192	17,340,081	-20
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	15,615,149	236	-67,820,851	79
rt28	RESULT FROM MONETARY POSITION	0	0	0	0
rt10	**INCOME TAXES**	**157,268,118**	**100**	**86,640,757**	**100**
rt32	INCOME TAX	157,268,118	100	86,640,757	100
rt33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	11,019,158	27,274,087

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	506,953,025	536,298,843
e02	+ (-)ITEMS NOT REQUIRING CASH	103,320,756	113,211,386
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	94,789,620	92,230,105
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	-10,167,894	90,871,500
e05	**CASH FLOW BEFORE INCOME TAX**	694,895,507	832,611,834
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-520,939,184	-798,632,452
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	173,956,323	33,979,382
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-215,784,448	-140,535,568
e09	**FINANCING ACTIVITIES**	-41,828,125	-106,556,186
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	55,783,358	49,783,341
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	13,955,233	-56,772,845
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	114,224,395	170,997,240
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	128,179,628	114,224,395

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	103,320,756	113,211,386
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	103,320,756	113,211,386
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	94,789,620	92,230,105
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	76,883,658	89,840,495
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	1,731,229	107,203
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	1,291,487	1,965,213
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	14,883,246	317,194
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	-10,167,894	90,871,500
e25	+ACCRUED INTEREST	0	0
e26	+ (-) OTHER ITEMS	-10,167,894	90,871,500
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-520,939,184	-798,632,452
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	1,261,125	-13,945,121
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	-19,964,143	27,222,629
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	11,319,820	-13,504,232
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	27,895,940	243,426
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	-20,142,396	-20,353,023
e32	+ (-) INCOME TAXES PAID OR RETURNED	-521,309,530	-778,296,131
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-215,784,448	-140,535,568
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-215,907,744	-141,091,050
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	123,296	555,482
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	0	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	55,783,358	49,783,341
e45	+BANK FINANCING	103,875,530	63,049,203
e46	+STOCK MARKET FINANCING	6,781,651	83,884,385
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-55,341,033	-86,858,049
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	-45,749,660
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	467,210	35,457,462
e55	-INTEREST EXPENSE	0	0
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		AMOUNT		AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.01	$	0.01
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0	$	0.00
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0	$	0.00
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	0	$	0.00
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0	$	0.00
d08	CARRYNG VALUE PER SHARE	$	0.00	$	0.00
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0	$	0.00
d10	DIVIDEND IN SHARES PER SHARE		0 shares		0.00 shares
d11	MARKET PRICE TO CARRYING VALUE		0 times		0.00 times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0 times		0.00 times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	-4.22	%	-8.43	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	252.77	%	-416.87	%
p03	NET INCOME TO TOTAL ASSETS (**)	-3.34	%	-9.06	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	23.32	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	-0.00	%	-0.00	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.79	times	1.07	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	1.13	times	1.57	times
p08	INVENTORIES TURNOVER (**)	6.05	times	9.99	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	22	days	10	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	1.55	%	2.89	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	101.32	%	97.83	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	-76.64	times	45.00	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	37.35	%	40.58	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	54.70	%	58.63	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	6.09	times	7.73	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.78	times	1.10	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.64	times	2.07	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.29	times	1.70	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.28	times	0.30	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	52.76	%	64.91	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

Annex I

Financial Summary for the Quarter Ended December 31, 2009

During the fourth quarter of 2009, PEMEX recorded a net loss of Ps. 16.6 billion, as compared to a net loss of Ps. 117.6 billion in the same quarter of 2008, primarily due to higher sales of crude oil exports; a positive exchange gain; and lower cost of sales.

Total sales, including revenues from services, increased by 19.2% to Ps. 314.8 billion primarily due to increased prices of crude oil exports, which was partially offset by a decrease in the volume of such exports.

Cost of sales decreased by 22.7%, to Ps. 164.8 billion, primarily as a result of a favorable inventory variation effect in the amount of Ps. 27.7 billion, primarily as a result of reduced prices in the fourth quarter of 2009 as compared to the same quarter of 2008; and a decrease of Ps. 13.3 billion in the amortization of wells due primarily to the use of updated hydrocarbons reserves figures.

Cost of the reserve for employee benefits was Ps. 33.1 billion, 15.6% higher than the fourth quarter of 2008.

Operating income increased by 533.2%, to Ps. 118.9 billion, primarily as a result of increased export sales and lower cost of sales mainly due to the favorable inventories variation effect.

Other net revenues decreased by 57.6%, to Ps. 15.4 billion, primarily due to a reduced tax credit derived from the negative rate of IEPS tax of Ps. 14.1 billion.

Taxes and duties increased by 81.5%, to Ps. 157.3 billion, primarily due to increased reference prices.

Income Statement as of December 31, 2009

As of December 31, 2009, current assets had increased by 9.3%, to Ps. 398.2 billion, primarily due to an increase of Ps. 20.2 billion in the valuation of inventories as a result of an increase in the reference prices.

Total consolidated debt, including accrued interest, had increased by 7.7% to Ps. 631.9 billion. This increase was primarily due to increased indebtedness, which was partially offset by a 3.5% appreciation of the Mexican peso against the U.S. dollar, affecting non-peso denominated debt.

PEMEX´s equity was negative, to Ps. 18.3 billion, mainly due to the net losses recorded in 2009 and in previous years.

Operating Summary for the Quarter Ended December 31, 2009

During the fourth quarter of 2009, crude oil production decreased by 5.3%, to 2,583 thousand barrels per day (Mbd), as compared to the same period of 2008, due to the natural decline at Cantarell and the shutdown of wells due to an increase in the oil-gas ratio. The declination rate at Cantarell was partially offset by an increase of 10.2% in the production of Ku-Maloob-Zaap.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

Total natural gas production decreased by 3.5%, to 7,009 million cubic feet per day (MMcfd) due to the optimization works in the transition zone at Cantarell.

The production of petroleum products increased by 4.3% to 1,545 Mbd, primarily as a result of higher fuel oil production due to the reconversion of one of the processes of the H-Oil process, in the Tula refinery, to hidrodesulfuration of vacuum gas oils in order to produce ultra low sulfur gasolines, and higher gasoline production due to increased light crude processing.

Petrochemicals net production decreased by 23.6%, to 703 thousand tons (Mt) primarily due to a decrease in production of aromatics and derivatives and a decrease in production of methane derivatives partially offset by an increase in production of ethane derivatives.

The volume of crude oil exports decreased by 12.0%, to 1,249 Mbd, as a result of lower crude oil production and higher crude oil processing. Additionally, the weighted average export price of the Mexican crude oil basket increased by 53.9%, as compared to the same quarter of 2008, to US$70.4 per barrel.

Financial Summary as of December 31, 2009

In 2009, PEMEX recorded a net loss of Ps. 46.1 billion, as compared to a net loss of Ps. 112.1 billion in 2008, mainly due to reduced cost of sales, mainly due to reduced purchases of imported products.

Total sales, including revenues from services, decreased by 17.7%, to Ps. 1,094.2 billion primarily due to decreased crude oil prices and lower volume of crude oil exports.

Cost of sales decreased by 21.0%, to Ps. 516.8 billion, primarily due to a decrease of Ps. 76.8 billion in purchases of imported products then to be sold in México, and a favorable change in inventories variation of Ps. 32.8 billion due to reduced change in prices during 2009 as compared to 2008.

Operating income decreased by 16.5%, to Ps. 476.8 billion, primarily due to lower prices and volumes of crude oil exports.

Other net revenues decreased by 79.9%, to Ps. 40.3 billion, primarily due to lower credit of IEPS tax by Ps. 157.2 billion.

Taxes and duties decreased by 29.2%, to Ps. 546.6 billion, primarily due to lower prices and volumes of crude oil production.

Results by Subsidiary Entity during 2009

During 2009, Pemex-Exploration and Production (PEP) recorded a net income of Ps. 6.3 billion, as compared to a net income of Ps. 23.5 billion recorded in 2008.

Pemex-Refining recorded a net loss of Ps. 48.5 billion, as compared to a net loss of Ps. 119.5 billion in 2008

Pemex-Gas and Basic Petrochemicals (PGPB) recorded a net income of Ps. 0.6 billion, as compared to a net income of Ps. 2.3 billion in 2008.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

Pemex-Petrochemicals (PPQ) recorded a net loss of Ps. 18.6 billion, as compared to a net loss of Ps. 18.7 billion in 2008.

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex's international trading arm.

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our: drilling and other exploration activities; import and export activities; projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity, etc..

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to: changes in international crude oil and natural gas prices; effects on us from competition; limitations on our access to sources of financing on competitive terms; significant economic or political developments in Mexico; developments affecting the energy sector; and changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, "File No. 0- 99", available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC 's website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.

EBITDA is a non-US GAAP measure.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Figures stated in thousands of Mexican pesos and in thousands of U.S. dollars)

1. Approval

On February 26, 2010, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Financial Information Systems and Enrique Díaz Escalante, Associate Managing Director of Accounting.

2. Basis of presentation

The consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies ("PEMEX") as of and for the year ended December 31, 2009, are unaudited. In the opinion of PEMEX's management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included.

The accompanying consolidated financial statements have been prepared in conformity with FRS as issued by the *Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera* ("CINIF").

For the purposes of these unaudited consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under Mexican Financial Reporting Standards ("FRS") have been condensed or omitted. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2008.

3. Significant accounting policies

The recognition of inflation followed the Governmental Financial Reporting Standard ("NIF") 007, as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"), which required PEMEX to adopt Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10"), which was superseded in January 1, 2008 by the new FRS B-10 "Effects of inflation". FRS B-10 superseded Bulletin B-10 and its five amendments, as well as the related circulars and INIF (Interpretation of Financial Reporting Standards). In accordance with FRS B-10, the audited consolidated financial statements as of December 2008, are stated in nominal pesos.

4. Structure and Business Operations of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United States of Mexico ("Mexico") were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and the Subsidiary Entities are regulated by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), effective on November 30, 1958, and as amended effective on December 31, 1977, May 12, 1995, November 14, 1996, January 13, 2006, June 27, 2006 and November 29, 2008 and the *Ley de Petróleos Mexicanos* (the "Law of Petróleos Mexicanos"), effective on November 29, 2008, which establishes that the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities in accordance with the Regulatory Law and its regulations.

In November 2008, new laws and modifications to current laws were published that together establish a new legal framework for Petróleos Mexicanos. This new legal framework, among other aspects, includes changes in the structure of the Board of Directors of Petróleos Mexicanos, the development of specific procedures for contracting for substantive activities of a productive character, increased flexibility to invest resources generated through surplus income, a differentiated fiscal regime that considers the complexities of Petróleos Mexicanos' crude oil and natural gas fields and the ability to issue "Citizen Bonds."

Petróleos Mexicanos has the objective of carrying out the exploration, exploitation and other activities mentioned above, as well as conducting the central planning and strategic management of Mexico's petroleum industry, in accordance with the Law of Petróleos Mexicanos.

For purposes of these consolidated financial statements, capitalized words have the meanings attributed to them herein, in the Regulatory Law or in the Law of Petróleos Mexicanos.

Petróleos Mexicanos may rely on decentralized Subsidiary Entities to carry out the activities that constitute the petroleum industry. The Law of Petróleos Mexicanos establishes that the four Subsidiary Entities (as listed below) will continue carrying out their activities in accordance with their objectives, guaranteeing the commitments they have already assumed in Mexico and abroad, until the Federal Government issues the corresponding decrees of reorganization based on a proposal by the Board of Directors of Petróleos Mexicanos.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

Pemex-Exploración y Producción ("Pemex-Exploration and Production");
Pemex-Refinación ("Pemex-Refining");
Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and
Pemex-Petroquímica ("Pemex-Petrochemicals").

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities, other than those entrusted to Pemex-Petrochemicals, can be performed only by Petróleos Mexicanos and the Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain of its entrusted activities.

The principal objectives of the Subsidiary Entities are as follows:

Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and commercializes such products; additionally, this entity stores, transports, distributes and markets Basic Petrochemicals; and

Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets Secondary Petrochemicals.

At the time of their initial formation, Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities' initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the *Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios* (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), whereas the Subsidiary Companies are companies that have been formed in accordance with the general corporations law of each of the respective jurisdictions in which they are incorporated, and are managed as any other private corporations subject to the general corporations law in their respective jurisdictions.

As used herein, "Subsidiary Companies" are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has more than 50% ownership investment and effective control, (b) the Pemex Project Funding Master Trust (the "Master Trust"), a Delaware statutory trust, (c) Fideicomiso Irrevocable de Administración No. F/163 ("Fideicomiso F/163"), a Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos), (d) RepCon Lux, S.A., a Luxembourg finance vehicle whose debt is guaranteed by Petróleos Mexicanos ("RepCon Lux") and (e) Pemex Finance, Ltd.

"Non-consolidated subsidiary companies," as used herein, means (a) those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX (as defined below) has 50% or less ownership investment and does not have effective control.

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as "PEMEX."

5. Summary of significant accounting policies

The preparation of the financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the book value of properties, plant and equipment; the valuation of the allowance for doubtful accounts, inventories and work in progress and the valuation of financial instruments and of the assets and liabilities related to labor obligations. Actual results could differ from those estimates.

References in these financial statements and related notes to "pesos" or "Ps." or "$" refers to Mexican pesos and "dollars" or "US$" refers to dollars of the United States of America.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements, including the concepts, methods and criteria pertaining to the effects of inflation on the financial information, which are summarized below:

a. Effects of inflation on the financial information

PEMEX recognizes the effects of inflation on its financial information in accordance with *Normas de Información Financiera* (Mexican Financial Reporting Standards, or "Mexican FRS" or "NIF's") B-10 "Effects of Inflation" ("FRS B-10").

In accordance with FRS B-10, in 2008, the recognition in the financial statements of the effects of inflation was suspended because the accumulated inflation over the last three years was less than 26%, and therefore, the economic environment did not qualify as "inflationary".

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered "inflationary" and Petróleos Mexicanos would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

b. Consolidation

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM"); P.M.I. Trading Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc. ("PMI HNA"); P.M.I. Holdings Petróleos España ("HPE"); P.M.I. Holdings B.V. ("PMI HBV"); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Company AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine Ltd ("PMI Mar"); P.M.I. Services, B.V. ("PMI-SHO"); Pemex Internacional España, S.A. ("PMI-SES"); Pemex Services Europe Ltd. ("PMI-SUK"); P.M.I. Services North America, Inc. ("PMI-SUS"); Mex Gas International, Ltd. ("MGAS"); Pemex Project Funding Master Trust (Master Trust); Fideicomiso F/163; RepCon Lux and Pemex Finance, Ltd.

FRS B-15 "Translation of foreign currencies" became effective on January 1, 2008, and establishes the following rules for translation:

When the functional currency of a foreign operation is different from its recording currency, translation is accounted for as follows:

a) Monetary items, at the exchange rate in effect at the end of the period.

b) Non-monetary items and equity, at the historical exchange rate.

c) Non-monetary items recorded at their fair value, at the historical exchange rate effective when their fair value was determined.

d) Income, costs and expenses items, at the average exchange rate for the period.

e) Effects of exchange caused by the translation from recording currency to functional currency are recognized as income or expense in the statement of operations of the foreign operation for the period in which they were incurred.

When the reporting currency of a foreign operation is different from its functional currency, translation is as follows:

a) Assets and liabilities at the exchange rate at the end of the period, and equity at the historical exchange rate.

b) Income, costs and expenses, at the average exchange rate.

c) The effect of translation is recognized as part of comprehensive income or loss in equity, in an item called "accumulated translation effect."

d) At the time of consolidating or using the equity method, any variation between the equity of the foreign operation and the recognized investment in the foreign operation must be recorded in comprehensive result as accumulated translation effect, within equity included in the consolidated financial statements.

Investments in non-consolidated subsidiary companies and affiliates are accounted for in accordance with paragraph *h.* of this note. Other non-material subsidiary companies and affiliates are valued at acquisition cost and, based upon their relative importance to the total assets and income of PEMEX, are not consolidated nor accounted for under the equity method.

c. Long-term productive infrastructure projects (PIDIREGAS)

Until December 31, 2008, PEMEX's investment in long-term productive infrastructure projects ("PIDIREGAS") and related liabilities were initially recorded in accordance with *Normas Específicas de Información Financiera Gubernamental para el Sector Paraestatal* (Specific Standards for Governmental Financial Information of the State-owned Sector, or "NEIFGSP") 009 ("NEIFGSP 009"), applicable to *Entidades Paraestatales de la Administración Pública Federal* (State-owned Entities of the Federal Public Administration), which requires recording only those liabilities maturing in less than two years.

For the purposes of these consolidated financial statements and in accordance with Mexican FRS, all accounts related to PIDIREGAS were incorporated into the consolidated financial statements and all effects of NEIFGSP 009-B were therefore eliminated.

On November 13, 2008, amendments to the *Ley Federal de Presupuesto y Responsabilidad Hacendaria* (Federal Law of Budget and Fiscal Accountability) were published in the *Diario Oficial de la Federación* (Official Gazette of the Federation), eliminating the PIDIREGAS concept in relation to Petróleos Mexicanos and the Subsidiary Entities.

The main objective of the Master Trust and Fideicomiso F/163 has been to administer financial resources related to PIDIREGAS that have been designated by PEMEX for that purpose. As a result of the amendments to the Federal Law of Budget and Fiscal Accountability described above, the Master Trust will no longer participate in PIDIREGAS financings and Petróleos Mexicanos will assume, as primary obligor, all payment obligations under PIDIREGAS financings entered into by the Master Trust. Substantially all of the debt agreements and indentures of the Master Trust permit, without the consent of the creditors or bondholders, Petróleos Mexicanos to assume, as primary obligor, the obligations of the Master Trust.

d. Exploration and drilling costs

PEMEX uses the successful efforts method of accounting for oil and gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in fixed assets, pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. Expenses pertaining to the drilling of development wells are capitalized, whether or not successful.

PEMEX makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

e. Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

f. Inventory and cost of sales

Inventories are valued as follows:

I. Crude oil and its derivatives for export: at production cost or realizable value, that result minor.

II. Crude oil, natural gas and their derivatives for domestic sale: crude oil is value to average price and the refined products are evaluated at their production and acquisition cost or at the market value, the minor, provided that the latter is not less than net realizable value.

III. The refined products inventories: at their acquisition or production cost calculated in accordance with crude oil costs and auxiliary materials.

IV. Gas and petrochemicals: at direct standard cost of such products without exceeding their market value.

V. Materials spare parts fittings: at the last purchase price without exceeding their market value.

VI. Materials in transit: at acquisition cost.

PEMEX records the necessary allowances for inventory impairment arising from obsolescence, slow moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value. Cost of sales

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products), the purchase of the refined products and other products, and deducting the value of inventories at the end of the year, also includes the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for abandonment cost of wells.

g. Investment in shares of non-consolidated subsidiary companies and affiliate companies

Certain non-consolidated subsidiary companies are accounted for under the equity method.

Investments in shares in which PEMEX holds 50% or less of the issuer's capital stock are recorded at cost and, until December 31, 2007, adjusted for inflation using factors derived from the NCPI.

h. Properties, furniture and equipment

Properties, plant and equipment are initially recorded at acquisition cost and, until December 31, 2007, adjusted using factors derived from the NCPI.

Beginning January 1, 2007, assets acquired during the construction or installation phase of a project include the comprehensive financing result associated with assets as part of the value of assets.

Depreciation is calculated using the straight-line method of accounting based on the expected useful lives of the assets, based on calculations from independent appraisals. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

PEMEX amortizes its well assets using the units-of-production ("UOP") method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent barrels of crude oil extracted from each specific field as compared to the field's total proved developed reserves.

The *Reglamento de Trabajos Petroleros* ("Petroleum Works Law") provides that once a well turns out to be dry, is invaded with salt water, is abandoned due to mechanical failure or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contain oil, gas or water, in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtains approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The costs related to wells subject to abandonment and dismantlement are recorded at their present values as liabilities on a discounted basis when incurred, which is typically at the time the wells first start drilling. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time the liabilities will be accreted by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost is recognized at the end of each period.

The carrying value of these long-lived assets is subject to an annual impairment assessment.

i. Impairment of the value of long-lived assets

PEMEX evaluates periodically the values of long-lived assets to determine whether there is any indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

j. Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events, primarily the payment of salaries and other employee payments as well as environmental liabilities; in certain cases, such amounts are recorded at their present value.

k. Employee Benefits

Effective January 1, 2008, PEMEX adopted the provisions of FRS D-3 "Employee Benefits," issued by the CINIF which has the principal objective of anticipating the recognition of the liabilities generated with respect to the benefits provided to employees.

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year based on actuarial valuations performed by independent experts, using the projected unit-credit method (see Note 12).

The amortization periods of the unamortized items are as follows:

- Retirement benefits:

  i. Initial transition liability and salary increases due to promotions, in a maximum of five years.

  ii. Plan amendments and actuarial gains and losses for the period, in the employees' average remaining labor life.

- Termination benefits:

  i. Initial transition liability and plan amendments, in a maximum of five years.

  ii. Salary increases due to promotions, in a maximum of one year.

  iii. Actuarial gains and losses, immediate recognition.

As of December 31, 2009, the employees' average remaining labor life of the employees entitled to benefits in the plan was approximately 9 years. PEMEX incorporates the effect of its labor obligations into these consolidated financial statements.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities.

l. Derivative financial instruments and hedging operations

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Operations" ("Bulletin C-10") issued by the Mexican Institute of Public Accountants, which provide expanded guidance for the recognition, valuation and disclosure applicable to derivative financial instruments designed as hedges and embedded derivatives.

As of December 31, 2009 and 2008, derivative financial instruments shown in the balance sheet are recorded at their fair value in accordance with the provisions of FRS C-10. In the case of derivarive financial instruments that are treated for accounting purposes as non-hedges, the changes in their fair value affect the comprehensive financing result. In the case of derivative financial instruments that are designated as hedges, they are recorded using hedge accounting, for fair value hedges or for cash flow hedges, as is established in NIF C-10.

m. Financial instruments with characteristics of liability, equity or both

Financial instruments issued by PEMEX with characteristics of equity or liabilities, or both, are recorded at the time of issuance as a liability, equity or both, depending on the components involved. In accordance with the FRS c-12 "Financial instruments with characteristics of liability, equity or both", initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded as part of comprehensive financing result. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.

n. Restatement of equity, other contributions and retained earnings

As of December 31, 2007, the restatement of equity, other contributions and accumulated losses is determined by applying factors derived from the NCPI from the dates of contributions to the most recent year end.

o. Surplus in the restatement of equity

Until December 31, 2007, the surplus in the restatement of equity represented the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date. In 2008, the surplus in the restatement of equity was reclassified to accumulated results.

p. Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* ("Income Tax Law") or the *Ley del Impuesto Empresarial a Tasa Única* ("Flat Rate Business Tax").

q. Special Tax on Production and Services ("IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

r. Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

s. Comprehensive result

Comprehensive result represents the sum of net income (loss) for the period plus the accumulated translation effect. It includes the effect of valuation of financial instruments designated as cash flow hedges, the equity effect of the employee benefits provision and items required by specific accounting standards to be reflected in equity, but which do not constitute equity contributions, reductions or distributions, and until December 31, 2007, comprehensive result included the effects of inflation restatement of equity on the basis of NCPI factors.

t. Comprehensive financing result

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, and, until December 31, 2009 the effects valuation of financial instruments, minus any portion of the comprehensive financing result capitalized during the period.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in the statement of operations for the year.

Until December 31, 2007 the monetary effect presented was determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation rates through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which was reported in the statement of operations for the year.

u. Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

v. Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying the tax rate to the Petroleum profits or Income Tax, as it is the case, at the temporary differences between the asset and liabilities carrying value and fiscal value at the consolidated financial statements date.

w. Accounting changes

The Mexican Board of Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF) has issued the following FRS, effective for years beginning on and after January 1, 2009, with the respective prospective or retrospective application being specified in each case.

(a) FRS B-7 "Business combinations"– FRS supersedes Bulletin B-7 and establishes, among other things, general rules for the initial valuation and recognition at the acquisition date of net assets, regarding that all business combinations should be accounted for using the purchase method. The provisions of this FRS became effective for acquisitions effected on or after January 1, 2009. Any accounting change resulting from this FRS is to be applied on a prospective basis.

(b) FRS B-8 "Consolidated or combined financial statements"– FRS B-8 supersedes Bulletin B-8 "Consolidated and combined financial statements and valuation of investments in shares" and establishes general rules for the preparation and presentation of consolidated and combined financial statements, and related disclosures. Amendments include:

(i.) Required of consolidation of special purpose entities (SPEs) when controlled.

(ii.) The possibility, under certain conditions, of presenting unconsolidated financial statements.

(iii.) Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity in its capacity as holding Company and that may change its interference in decision-making at the time of assessing the existence of control.

The accounting changes related to the initial application of this FRS were retrospectively recognized and are disclosed in note (12).

(c) FRS C-7 "Investments in associates and other investments"– FRS C-7 sets forth the rules to account for investments in associates as well as other investments where control, joint control or significant influence is not exercised. The principal changes with respect to the former standard include the following:

(i) The equity method of accounting is required for SPEs where significant influence is exercised.

(ii) Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity in its capacity as the holding company and that may change its interference in decision-making at the time of assessing the existence of significant influence.

(iii) A specific procedure and a limit for recognition of an associated entity's losses are provided.

The accounting changes related to the initial application of this FRS were retrospectively recognized and are disclosed in note (12).

(d) FRS C-8 "Intangible assets"– FRS C-8 supersedes Bulletin C-8 "Intangible Assets" and establishes, among other things, primarily the following revisions:

Redefinition of intangible assets, establishing that separability is not the only condition for the intangible asset to be identifiable.

(ii) The acquisition cost must be considered for the initial valuation, identifying whether it is an individual acquisition, business combination or it is internally generated. Additionally, future financial benefits should be generated.

(iii) Subsequent outlays for research and developments in progress should be recorded as expenses if they are part of the research phase or recorded as an intangible asset if they meet the criteria to be recognized as such;

(iv) The presumption that the useful life of an intangible asset may not exceed twenty years was eliminated.

6. Foreign currency position

As of December 31, 2009 and 2008, the consolidated financial statements of PEMEX include monetary assets and liabilities in foreign currency as follows:

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Net (liability)/asset position	Period-end exchange rate	Amounts in pesos
As of December 31, 2009:					
U.S. dollars	44,919,586	(61,334,363)	(16,414,777)	13.0587	(Ps. 214,355,651)
Japanese yen.............	0	(206,698,272)	(206,698,272)	0.1404	(29,020,437)
Pounds sterling	7,294	(773,764)	(766,470)	21.0859	(16,161,712)
Euros	29,056	(4,464,491)	(4,435,434)	18.7353	(83,099,191)
Franco Suizo	356,632	(707,705)	(351,073)	12.6378	(4,436,788)
Canadian dollar	0	(14,418)	(14,418)	12.4665	(179,742)
Net liability foreign currency position before foreign currency hedging ...					(Ps.347,253,521)

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Net (liability)/asset position	Period-end exchange rate	Amounts in pesos
As of December 31, 2008:					
U.S. dollars	12,303,708	(32,368,723)	(20,065,015)	13.5383	(Ps. 271,646,193)
Japanese yen.............	3,029,369	(246,581,546)	(243,552,177)	0.1501	(36,557,182)
Pounds sterling	528	(401,509)	(400,981)	19.5304	(7,831,319)
Euros	23,055	(3,244,916)	(3,221,861)	19.1432	(61,676,729)
Coronas Suecas	0	(12,931)	(12,931)	1.7413	(22,517)
Canadian dollar	79	0	79	11.0463	873
Net liability foreign currency position before foreign currency hedging ...					(Ps. 377,733,067)

7. Cash and cash equivalents

As of December 31, 2009 and 2008, cash and cash equivalents are as follows:

	As of December 31, 2009	As of December 31, 2008
Cash in banks	Ps. 97,387,736	Ps. 60,704,660
Other highly liquid instruments	30,791,892	53,519,735
	Ps. 128,179,628	Ps. 114,224,395

8. Accounts, notes receivable and other, net

As of December 31, 2009 and 2008, the accounts receivable are as follows:

	As of December 31, 2009	As of December 31, 2008
Trade-domestic	Ps. 38,142,868	Ps. 37,036,622
Trade-foreign	39,082,063	5,881,394
Employees and officers	4,476,052	4,067,658
Specific funds	31,580,688	44,656,862
Duty paid in excess	5,643,549	34,651,599
Advance payments of taxes	1,643,235	3,741,083
Other accounts receivable	65,376,581	56,298,717
Less:		
Allowance for doubtful accounts	(1,354,849)	(1,738,099)
Total	Ps. 184,590,188	Ps. 184,595,835

9. Inventories

As of December 31, 2009 and 2008, inventories are as follows:

	As of December 31, 2009	As of December 31, 2008
Crude oil, refined products, derivatives and petrochemical products	Ps. 80,410,813	Ps. 60,366,216
Materials and supplies in stock	6,382,505	6,765,361
Materials and products in transit	107,735	136,458
Less:		
Allowance for slow-moving and obsolete inventory	(1,465,334)	(1,796,458)
Total	Ps. 85,435,719	Ps. 65,471,577

10. Property, plant and equipment

As of December 31, 2009 and 2008, the balances of property, plant and equipment, net of accumulated depreciation and amortization, are as follows:

	2009	2008
Buildings	Ps. 55,713,561	Ps. 51,611,161
Wells	678,534,523	568,274,197
Plants	423,297,767	399,769,820
Drilling equipment	25,713,299	23,370,046

Furniture and equipment	39,587,111	37,387,996
Transportation equipment	15,362,439	17,771,354
Offshore platforms	189,729,704	169,308,888
Pipelines	308,025,098	296,436,602
Financing lease	3,075,142	0
Precious Metal	401,888	0
	1,739,440,532	1,563,930,064
Accumulated depreciation and amortization	(924,133,493)	(843,858,575)
	815,307,039	720,071,489
Land	39,696,348	39,144,853
Fixed assets to be disposed of	1,035,242	697,640
Construction in progress	111,552,871	85,148,023
Total	Ps. 967,591,500	Ps. 845,062,005

The depreciation of fixed assets and amortization of wells at June 30, 2009 and 2008 recognized in cost and operating expenses was Ps. 40,131,300 and Ps. 42,567,600, respectively.

11. Long-term debt

In the period from January 1 to December 31, 2009, the significant financing activities of Petróleos Mexicanos were as follows:

On January 21, 2009, Petróleos Mexicanos borrowed U.S. $984,000 under its syndicated revolving credit line established on September 7, 2007.

On February 3, 2009, Petróleos Mexicanos issued U.S. $2,000,000 of 8.00% Notes due 2019; the notes were issued under Petróleos Mexicanos' Medium-Term Notes Program, Series C.

On March 26, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 2,500,000 and bearing interest at a floating rate; the loan matures in March 2010.

On April 3, 2009 Petróleos Mexicanos issued in the domestic market Ps. 10,000,000 of publicly traded notes, in two tranches; one at a variable rate for Ps. 6,000,000 and three year maturity and the other tranche at a fixed rate for Ps. 4,000,000 and seven year maturity. These notes were issued under Petróleos Mexicanos' Ps. 70,000,000 Notes program.

On May 22, 2009 Petróleos Mexicanos issued, in the domestic market, Ps. 10,000,000 of publicly traded notes in two tranches; one at a variable rate for Ps. 6,500,000 and three year maturity and the other tranche at a fixed rate for Ps. 3,500,000 and seven year maturity. These notes were issued under the Petróleos Mexicanos' Ps. 70,000,000 Notes program.

On June 2, 2009, Petróleos Mexicanos issued £350,000 of 8.25% Notes due 2022; the notes were issued under Petróleos Mexicanos' U.S.$7,000,000 Medium-Term Notes Program, Series C.

On June 18, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 6,750,000 at a floating rate; the loan matures in June 2011.

On June 26, 2009, Petróleos Mexicanos obtained U.S. $6,000,000 under its syndicated revolving credit line established in 2007.

On July 29, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 5,000,000 at a floating rate; the loan matures in January 2011.

On August 17, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 6,750,000 at a floating rate; the loan finally matures in July 2014.

On August 18, 2009, Petróleos Mexicanos issued Euros 200,000,000 of 5.779% Notes due 2017; the notes were issued under Petróleos Mexicanos' Medium-Term Notes Program, Series C.

On September 18, 2009, Petróleos Mexicanos issued U.S. $1,500,000 of 4.875% Notes due 2015; the notes were issued under Petróleos Mexicanos' Medium-Term Notes Program, Series C.

On September 30, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 3,750,000 at a floating rate; the loan finally matures in September 2011.

On October 8, 2009, Petróleos Mexicanos issued €1,000,000 of 5.5% Notes due 2017; the notes were issued under Petróleos Mexicanos' Medium-Term Notes Program, Series C.

On October 13, 2009, Petróleos Mexicanos issued 350,000 francs of 3.5% Notes due 2014; the notes were issued under Petróleos Mexicanos' Medium-Term Notes Program, Series C.

12. Comprehensive loss

The comprehensive loss as of and for the yearsended December 31, 2009 and 2008 is set forth below:

	2009	2008
Net loss for the year end...	Ps. (46,137,295)	Ps. (112,076,444)
Exceso en la actualización del patrimonio	87,461	-
Derivative financial instruments	2,532,882	(1,268,722)
Accumulated conversion effect	(2,080,027)	7,333,266
Impuesto sobre la renta diferido	431	(3,596)
Efecto patrimonial de la reserva laboral	0	51,759,539

Comprehensive loss as of the end of the period and year	**Ps.**	**(45,596,548)**	**Ps.**	**(54,255,957)**

13. Commitments

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract with the purpose of supplying nitrogen to the Ku-Maloob-Zaap complex, and extending the original contract until 2027. As of December 31, 2009 and 2008, the value of the nitrogen to be supplied during the term of the contracts was approximately Ps. 17,309,316 and Ps. 19,972,377, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor's nitrogen production plant under the terms of the contract.

The estimated future payments are as follows:

	As of Dectember 31, 2009	
2010	Ps.	2,007,406
2011		2,022,583
2012		2,055,395
2013		1,392,635
2014		1,409,580
Over 5 years		8,421,717
Total	Ps.	17,309,316

During 2008, PEMEX entered into a contract for the supply of nitrogen to maintain pressure in the Jujo-Tecominoacán field in the Southern Region; this contract expires in 2017.

As of December 31, 2009, the estimated value of the nitrogen to be supplied during the remaining term of the contract amounts to Ps. 2,443,574.

In the event of early termination of the contract, PEMEX will be bound to pay only for services received and certain non-recoverable expenditures under the terms specified in the contract.

The estimated future payments under this contract are as follows:

	As of December 31, 2009	
2010 remaining quarters	Ps.	838,404
2011		530,184
2012		530,184

2013		109,544
2014 to 2017		435,258
Total	Ps.	2,443,574

As of December 31, 2009, PEMEX entered into Financed Public Work Contracts ("FPWCs") at different times until 2024, for a total contracted amount of U.S.$ 6,352,208.

At December 31, 2009 and 2008, PEMEX had contracts with various contractors for an estimated amount of Ps. 195,096,931 and Ps. 483,256,449, respectively, for the development of various infrastructures works.

PEMEX, through PMI, enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long-term contracts.

14. Contingencies

In the ordinary course of its business, PEMEX is involved in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. This accrual is disclosed below.

PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection"). To comply with this law, environmental audits to PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of December 31, 2009 and 2008, the reserve for environmental remediation expenses totaled Ps. 6,032,932 and Ps 1,751,453, respectively.

PEMEX is involved in various civil, tax, criminal, labor, commercial, arbitration and administrative lawsuits, the final resolution of which is pending as of the date of this report. At December 31, 2009, PEMEX had accrued Ps. 11,608,378 related to these contingent liabilities.

Based on the information available, the total claim amount for these lawsuits totals approximately Ps. 44,291,614 as of January 25, 2010. The following information relates to our main lawsuits:

- In September 2001, Conproca, S.A. de C.V. (CONPROCA), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the

International Chamber of Commerce (the "ICA") against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among others, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009 CONPROCA and Pemex-Refining submitted their briefs stating the liability to be paid to each other. As of this date, CONPROCA seeks damages of U.S. $424,890 and Pemex-Refining seeks damages of U.S. $116,025.

- In December 2004, Corporación Mexicana de Mantenimiento Integral S. de R.L. de C.V. ("COMMISA") filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to the project IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA on January 26, 2007 seeks damages of U.S. $319,920 and Ps. 37,209. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897 and Ps. 41,513.. On January 13, 2010, the ICA issued a final award in which Pemex-Exploration and Production was ordered to pay to COMMISA i) U.S. $286,101 and Ps. 34,459 and its interests; ii) U.S.$7,544 for expenses and court costs and its interests. COMMISA was ordered to pay to Pemex-Exploration and Production : i) U.S. $5,737 for breach and delays; ii) U.S. $182 for interests deductions and iii) interests over the amount of U.S. $90, applicable since January 1, 2008. On January 11, 2010, COMMISA requested the Court of the South District of New York to execute this award and Pemex-Exploration and Production was notified about this request.

- On December 16, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Substitutos, A.C. ("Asociación") filed a claim before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court in the Federal District) (File No. 271/2005-I) and on October 31, 2007, Asociación filed an additional claim before the same District Court (File No. 295/2007)) in connection with the alleged breach a transportation agreement dated March 26, 1993, and seeking a replacement of tank trucks and its registration with Pemex-Refining as well as damages. As of this date, Asociación filed two *amparos* against a resolution in favor of Pemex- Refining for all these claims.

- On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the *Juzgado Decimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz (No. 12/2007) seeking approximately Ps. 2,593,956 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste. As of the date of this report, the evidentiary stage has been completed. A final resolution is still pending.

- In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. ("TGT") filed an arbitration proceeding against Gas Natural México S.A. de C.V. ("GNM") and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On February 15, 2010, Pemex-Gas and Basic Petrochemicals and GNM filed a reply against TGT's claims. The parties will execute a statement stating the claims subject to the arbitration no later than on March 31, 2010.

- In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the *Juzgado Tercero de Distrito en Materia Civil* (Third District Civil Court) in the Federal District against Pemex-Refining seeking approximately Ps. 393,000 (No. 202/2003) for, among other things, work performed and not paid under a construction agreement. A final judgment was issued in favor of Unión de Sistemas Industriales, S.A. de C.V. Pemex-Refining was ordered to pay Ps. 89,000. Pemex-Refining filed an *amparo* and its resolution is still pending.

- On August 16, 2006, two *amparos* (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the *Juzgado Cuarto de Distrito en Materia Administrativa del Distrito Federal* (Fourth Administrative District Court in the Federal District) alleging that Pemex-Exploration and Production had violated their constitutional rights through the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826) and against the modifications to the Regulatory Law. The plaintiffs argue they have the right to exploit the gas found in the fields located in the area of their mining concessions. An expert's opinion on geology to be filed by Pemex-Exploration and Production is still pending. The constitutional hearing is expected to be held on March 16, 2010.

- As of the date of this report, only one of the several claims filed by a group of Congressmen from the LIXth Legislature related to the Financed Public Works Contracts program ("FPWC") remains pending. Pemex-Exploration and Production obtained favorable judgments in the other similar claims filed by these plaintiffs. This remaining claim (No. 226/2004) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block filed before the *Juzgado Noveno de Distrito en Materia Civil del Distrito Federal* (Ninth Civil District Court) in Federal District. The claim does not seek monetary damages as relief, but instead seeks to prevent the performance of this FPWC through a declaration that it is void based on the alleged Article 27 of the Political Constitution of the United Mexican States.. On June 7, 2008, Pemex-Exploration and Production responded the claim. The evidentiary stage is still pending due to several appeals filed by the parties.

- In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. ("Impulsora") to establish a company called Mexicana de Lubricantes, S.A. de C.V. ("Mexicana de Lubricantes"), which manufactures, bottles, and distributes PEMEX's automotive and industrial lubricants and greases. Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

- On December 5, 2005, Impulsora filed an *amparo* (No. 1519/2005) before the *Juzgado Quinto de Distrito en Materia Administrativa* (Fifth Administrative District Court) in the state of Jalisco in connection with a constitutional claim related to a proposed model franchise agreement to be executed by Pemex-Refining with the service stations. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. (Bardahl), a competitor in the lubricants market, which claims that it is the owner of the "Mexlub" trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations of Mexico, thereby eliminating the exclusive right of Mexicana de Lubricantes to sell its lubricants. A constitutional hearing is expected to be held on February 17, 2010.

- On December 20, 2005, Pemex-Refining filed *a* commercial claim (No. 127/20*05)* against Mexicana de Lubricantes before the *Juzgado Segundo de Distrito en Materia Civil* (Second Civil District Court) in the state of Jalisco to compel Impulsora to convene a general shareholders' meeting. On June 29, 2007, a judgment was issued in favor of Pemex-Refining and Mexicana de Lubricantes was ordered to convene a general shareholders' meeting.

- On June 7, 2006, Pemex-Refining filed a criminal complaint before the *Procuraduría General de la República (*Office of the Federal Attorney General) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. On July 17, 2009, Pemex-Refining filed an accounting expert's opinion stating the damages against Pemex-Refining in the amount of Ps. 25,828. The Office of the Federal Attorney General will review this opinion and will issue its own.

- On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eight Civil District Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise a purchase option of the Mexicana de Lubricantes shares owned by Impulsora. On November 30, 2009, Impulsora was absolved of all the claims, Pemex-Refining filed a revision appeal against this resolution.

- On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the *Juzgado Primero de Distrito en Materia Civil* (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. Mexicana de Lubricantes filed a motion alleging that the authorized representative of

Pemex-Refining did not have the authority to represent Pemex-Refining. A final resolution is pending.

In addition, on November 3, 1997, the *Comisión Federal de Competencia* (Federal Competition Commission) started an administrative investigation in relation with the commercial conduct of Pemex-Refining. On July, 2003, the Federal Competition Commission issued a resolution (No. 10-62-97) (the "Resolution") prohibiting Pemex-Refining from engaging in anti-competitive practices as a result of the exercise of a contractual right of exclusivity under certain agreements, including the obligation to amend such agreements in order to eliminate the obligations of service stations to sell exclusively those lubricants authorized by Pemex-Refining. The Resolution imposed a six-month compliance deadline and included the imposition of a fine on Pemex-Refining of 1,500 daily minimum wages units per day until such agreements were brought into compliance. The Resolution is suspended due to several claims which have been filed by Impulsora and Bardahl, who are injured third parties in this process.

The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

15. Business segment information

PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas as well as the processing and distribution of refined and petrochemical products. The principal business segment information, without considering eliminations for consolidation, is as follows:

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 4 YEAR: 2009

PETRÓLEOS MEXICANOS

As of December 31, 2009 and for the nine-month period then ended

	Exploration y Production	Refining	Gas Basic Pettrochemicals	Petrochemicals	Corporative and Subsd. Companies	Intersegment eliminationes	Total
Sales:	828,692,752	532,690,663	172,346,850	49,974,377	788,277,844	-1,277,828,010	1,094,154,477
Trade	0	466,238,779	111,245,384	18,885,357	492,493,440		1,088,862,960
Intersegment	828,692,752	63,075,607	61,101,466	31,089,020	252,224,972	-1,236,183,817	0
Servicies income	0	3,376,277	0	0	43,559,432	-41,644,193	5,291,516
Gross income	608,118,819	-41,577,891	9,394,814	-7,585,921	50,656,912	-41,687,717	577,319,016
Operating income (loss)	577,250,611	-85,908,834	-3,046,959	18,982,260	8,233,380	-733,610	476,812,328
Net income (loss)	6,320,906	-48,549,443	551,963	-18,610,095	-41,902,976	56,052,350	-46,137,295
Comprehensive financing cost	-27,778,181	5,811,147	2,748,591	100,489	9,778,256	-5,968,200	-15,307,898
Depreciation and amortization	62,374,663	9,023,359	3,676,317	1,142,709	666,610	0	76,883,658
Labor cost reserve	34,995,298	35,426,353	7,961,731	9,900,426	17,119,780	0	105,403,588
Taxes and duties	538,596,544	3,309,822	692,647	290,507	3,743,538	0	546,633,058
Total assets	2,984,584,059	539,949,998	135,239,824	88,331,230	1,853,459,731	-3,802,091,773	1,799,473,069
Current assets	2,270,132,177	352,449,764	91,403,145	70,495,772	906,435,723	-3,316,481,931	374,434,650
Investment in shares	610,032	157,094	1,503,374	0	485,095,720	-34,905,911	452,460,309
Fixed assets	711,503,482	186,970,987	42,128,005	17,488,295	9,500,731	0	967,591,500
Acquisition of fixed assets	187,329,400	24,950,800	2,883,300	2,198,100	1,361,600		218,723,200
Current liabilities	2,007,473,559	248,243,821	32,420,053	9,493,321	1,227,463,231	-3,305,918,053	219,175,932
Reserve for employee benefits	198,641,039	195,906,527	49,111,151	53,968,743	78,508,341	0	576,135,801
Total liabilities	2,731,841,052	484,186,580	89,416,127	64,252,479	1,833,822,331	-3,828,490,953	1,375,027,616
Equity	-252,743,008	55,763,418	45,823,697	24,078,751	-17,277,289	-28,759,268	-173,113,699

As of December 31, 2008 and for the nine-month period then ended

	Exploration y Production	Refining	Gas Basic Pettrochemicals	Petrochemicals	Corporate and Subsd. Companies	Intersegment eliminationes	Total
Sales:	1,137,807,483	547,548,294	271,135,579	80,057,382	976,836,217	-1,684,435,003	1,328,949,952
Trade		487,070,405	167,107,867	25,575,854	644,418,238		1,324,172,364
Intersegment	1,137,807,483	56,992,301	104,027,712	54,481,528	330,042,792	-1,683,351,816	0
Servicies income		3,485,588	0	0	2,375,188	-1,083,188	4,777,588
Gross income	902,305,112	-236,863,752	13,004,111	-8,722,223	42,447,800	-37,253,555	674,917,493
Operating income (loss)	871,140,180,460	-280,318,220	-259,550	-19,336,132	178,067	-322,295	571,112,330
Net income (loss)	23,473,089	-119,474,506	2,263,955	-18,670,810	-110,724,131	111,055,959	-112,076,444
Comprehensive financing cost	-87,731,127	-25,488,043	3,199,974	624,199	4,032,478	2,148,597	107,511,716
Depreciation and amortization	74,475,554	9,978,606	3,688,137	1,093,894	604,304	0	89,840,495
Labor cost reserve	38,146,689	37,599,695	9,850,665	9,111,632	17,934,996	0	112,643,677
Taxes and duties	761,683,140	5,348,879	1,771,024	274,084	2,624,677	0	771,701,804
Total assets	1,402,388,519	380,061,361	143,791,980	78,498,658	3,046,678,825	-3,814,581,939	1,236,837,404
Current assets	779,192,962	206,142,588	98,032,197	61,787,281	546,040,400	-1,326,903,621	364,291,807
Investment in shares	402,563	157,094	1,667,006	0	735,301,521	-726,351,000	11,177,184
Fixed assets	606,668,876	171,844,781	43,831,789	16,547,828	6,168,731	0	845,062,005
Acquisition of fixed assets	113,321,706	24,155,484	5,405,305	3,507,099	2,911,206	0	149,300,800
Current liabilities	94,754,683	158,066,528	39,420,210	7,719,939	1,126,494,021	-1,250,490,795	175,964,586
Reserve for employee benefits	172,980,782	168,326,666	41,601,685	45,590,405	66,584,005	0	495,083,543
Total liabilities	1,144,606,751	395,713,962	96,035,524	54,480,917	2,988,056,375	-3,468,941,559	1,209,951,970
Equity	257,781,768	-15,652,600	47,756,455	24,017,740	58,622,145	-345,640,074	26,885,434

16. Services income

Services income is considered in the export sales item in the Income statement, since it is income of the ordinary course of business.

17. Subsequent events

On February 26, 2010, the exchange rate was Ps. 12.8503 per dollar, which represents a 1.48% appreciation in dollar terms as compared to the December 31, 2009 exchange rate which was Ps. 13.0437. The price of crude oil mix was U.S. $70.17 per barrel, a decrease of 4.44% in comparison with price as of December 31, 2009, of U.S. $73.43 per barrel.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Integrated Trade System, Inc.	Serv.de procur. en el mercado internal.	8,860	100.00
Kot Insurance Company, AG.	Reaseguradora	7,000,000	100.00
P.M.I. Comercio Internacional, S.A de C.V	Comercializadora Int.de crudo	2,214,241	98.33
P.M.I. Holdings, B.V.	Tenedora de acciones	40	100.00
P.M.I. Holdings Petroleos España, S.L.	Tenedora de acciones	6,200	100.00
P.M.I. Trading, Ltd.	Comercializadora Int. Petrolìferos	4,900	48.51
P.M.I. Marine Ltd.	Compra venta de crudo	230,275	100.00
Mex-Gas Internacional, Ltd.	Comercializadora de gas	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
Deer Park Refining Ltd.	Compañìa refinadora	1	0.00	0	6,081,338
Mexicana de Lubricantes, S.A. de C.V.	Comercializadora de lubricantes	17,879,561	46.85	178,796	157,094
Gasoductos de Chihuahua, S. de R.L. de C.V	Transportaciòn de gas	393,049,321	50.00	393,579	2,343,185
Instalaciones Inmobilidarias para Industrias, S.A	Tenedora de activos	62,167,264	100.00	62,167	1,330,307
Cia. Mexicana de Exploraciones, S.A. de C.V	Exploraciòn de suelos y mares	25,333,847	60.00	8,152	535,964
Pan American Suphur, Ltd.	Almacenaje y distribución de azufre	1,498	99.87	5,271	22,468
Pasco International, Ltd.	Almacenaje de ácido sulfùrico	10,000	100.00	31,007	38,057
Otras inversiones		1	0.00	0	105,711
Estimación de Fluctuación en Inversiones		1	0.00	0	-851,723
TOTAL INVESTMENT IN ASSOCIATES				678,972	9,762,401
OTHER PERMANENT INVESTMENTS					0
TOTAL					9,762,401

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

NOTES

LOS MONTOS DE PORCENTAJE DE TENDENCIA QUE APARECEN EN CERO SE DEBE A QUE EL SISTEMA AUTOMÁTICAMENTE PONE EN CERO CUANDO NO SE INCORPORA UN DATO.
NO SE INCROPORA DATO PARA OTRAS INVERSIONES, YA QUE CORRESPONDE A DIVERSAS OTRAS INVERSIONES EN ACCIONES CON DISTINTOS PORCENTAJES DE PARTICIPACIÓN. SE CAPTURÓ EN LA COLUMNA DE NÚMERO DE ACCIONES EL NÚMERO UNO POR MOTIVOS DE VALIDACIÓN, YA QUE NOSE CUENTA CON ACCIONES EN DICHAS COMPAÑÍAS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	30/06/2018	5.44								261,174	261,174	261,174	261,174	1,175,283
SECURED																
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	31/03/2014	3.40								231,150	231,150	152,891	99,158	31,704
ABN AMRO BANK, N.V. (1) (7)	YES	23/12/2002	31/03/2014	4.50								231,881	231,881	231,881	231,881	115,940
ABN AMRO BANK, N.V. (1) (8)	YES	27/08/2002	27/08/2012	0.79								9,883	9,883	9,883	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	19/12/2007	26/06/2017	0.43								307,264	307,264	307,264	307,264	1,075,422
ABN AMRO BANK, N.V. (1) (8)	YES	03/11/2005	25/06/2015	0.43								460,895	460,895	460,895	460,895	691,343
ABN AMRO BANK, N.V. (1) (8)	YES	30/12/1998	22/02/2010	7.42								245,038	0	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	11/05/2001	20/12/2012	1.16								391,761	391,761	391,761	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	13/07/2004	16/06/2014	0.46								460,895	460,895	460,895	257,333	26,886
ABN AMRO BANK, N.V. (1) (8)	YES	30/09/2002	16/12/2013	0.46								391,761	391,761	391,761	93,761	0
ABN AMRO BANK, N.V. (1) (8)	YES	30/11/2006	15/12/2015	0.46								384,079	384,079	384,079	384,079	768,159
ABN AMRO BANK, N.V. (1) (8)	YES	03/01/2003	01/10/2012	1.75								24,907	24,907	24,907	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	01/03/2003	01/06/2012	0.48								218,525	218,525	109,263	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	02/03/2000	01/04/2011	1.52								522,348	92,107	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	03/12/2001	30/06/2010	1.10								35,826	0	0	0	0
BANCO SANTANDER CEN (1) (8)	YES	10/04/2003	23/06/2011	0.75								17,942	1,348	0	0	0
BANCO SANTANDER CEN (1) (8)	YES	28/02/2007	16/06/2014	0.46								186,553	186,553	186,553	186,553	93,276
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.68								522,348	522,348	522,348	522,348	261,174
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.49								614,527	614,527	614,527	614,527	307,264
BNP PARIBAS (1) (8)	YES	03/11/2005	26/01/2015	0.95								614,527	614,527	614,527	614,527	921,791
BNP PARIBAS (1) (8)	YES	30/11/2006	25/06/2015	0.43								537,711	537,711	537,711	537,711	806,567
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	1.16								614,527	614,527	614,527	614,527	2,150,845
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	1.16								307,264	307,264	307,264	307,264	1,075,422
CALYON NEW YORK BRA (1) (8)	YES	30/11/2006	27/02/2017	0.80								43,187	43,187	43,187	43,187	151,154
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	0.71								28,040	25,094	25,094	25,094	0
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/06/2012	0.48								312,345	312,345	134,149	0	0
EXIM BANK OF KOREA (1)(7)	YES	01/03/2003	01/06/2012	6.64								261,174	261,174	130,587	0	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77								110,647	110,647	110,647	110,647	387,266
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	0.60								21,076	10,431	3,588	1,794	0
EXPORT DEVELOPMENT (1) (8)	YES	22/12/1999	15/12/2010	0.46								261,174	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	0.98								261,174	261,174	261,174	261,174	261,174
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81								195,880	195,880	195,880	195,880	1,175,283

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2009**

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81								783,522	783,522	783,522	783,522	4,701,132
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81								391,761	391,761	391,761	391,761	2,350,566
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	1.86								62,235	62,235	62,235	62,235	31,117
HSBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	1.16								169,763	169,763	169,763	84,882	0
HSBC BANK PLC (1) (8)	YES	10/08/2004	16/12/2013	0.46								307,264	307,264	307,264	218,925	0
HSBC BANK PLC (1) (8)	YES	22/12/1999	15/12/2010	0.46								210,428	0	0	0	0
HSBC BANK PLC (1) (8)	YES	14/03/2003	10/12/2013	0.47								261,174	261,174	261,174	140,773	0
HSBC BANK PLC (1) (7)	YES	26/11/1999	26/09/2011	5.70								68,227	63,707	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	4.91								180,049	180,049	180,049	180,049	603,091
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	0.59								25,005	25,005	25,005	25,005	12,503
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.90								1,077,713	1,077,713	1,043,263	974,001	1,128,364
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.46								230,448	230,448	230,448	230,448	576,119
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	1.16								153,632	153,632	153,632	153,632	537,711
J.P. MORGAN (1) (8)	YES	03/02/2000	06/03/2012	0.71								80,773	68,676	28,290	0	0
J.P. MORGAN (1) (8)	YES	22/06/2009	20/12/2019	0.44								130,587	130,587	130,587	130,587	783,522
J.P. MORGAN (1) (8)	YES	22/06/2009	20/12/2019	0.43								261,174	261,174	261,174	261,174	1,567,044
J.P. MORGAN (1) (8)	YES	10/09/2008	20/06/2017	1.16								230,448	230,448	230,448	230,448	806,567
JAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.36								0	61,859	63,020	63,020	65,343
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	1.53								819,698	819,698	819,698	819,698	2,868,923
MIZUHO CORPORATE BA (3) (7)	YES	16/10/1998	20/05/2010	1.98								980,480	0	0	0	0
KREDITANSTALT FUR W (1) (8)	YES	13/09/1999	31/03/2011	0.69								32,330	16,640	0	0	0
KREDITANSTALT FUR W (1) (8)	YES	26/09/2001	31/12/2012	0.82								231,745	186,699	186,699	0	0
MEDIOCREDITO CENTRA (1) (8)	YES	09/10/2001	30/04/2012	1.63								61,801	61,801	30,901	0	0
MIZUHO CORPORATE BA (1) (8)	YES	23/11/2009	13/12/2018	1.22								0	979,403	979,403	979,403	4,897,013
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.91								452,518	452,518	452,518	452,518	905,036
NATEXIS BANQUE (2) (7)	YES	22/02/1984	30/06/2016	2.00								992	992	992	992	592
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77								274,121	274,121	274,121	274,121	959,424
SOCIETE GENERALE (1) (8)	YES	31/07/2006	31/07/2012	0.93								39,133	39,133	29,113	0	0
SOCIETE GENERALE (1) (8)	YES	31/03/1989	01/08/2011	0.93								282,977	146,320	0	0	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	16/02/2017	0.89								179,894	179,894	179,894	179,894	629,628
SOCIETE GENERALE PA (1) (8)	YES	30/11/2005	16/02/2017	0.89								93,977	93,977	93,977	93,977	328,919
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	1.16								261,174	261,174	261,174	146,649	0
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	0.95								307,264	307,264	307,264	307,264	153,632
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.99								460,895	460,895	460,895	460,895	691,343
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.66								460,895	460,895	460,895	460,895	921,791

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2009**

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
THE BANK OF TOKYO, (1) (8)	YES	14/03/2003	14/03/2013	0.68								580,387	580,387	580,387	290,193	0
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	10/12/2014	0.47								261,174	261,174	522,348	914,109	914,109
THE BANK OF TOKYO, (1) (8)	YES	30/09/2005	29/06/2011	1.10								63,021	1,161	0	0	0
INT DEV NO PAG	NOT		31/12/2010	0.00								261,103	0	0	0	0
COMMERCIAL BANKS																
BANCO INBURSA, S.A. (6) (11)	NOT APPLIED	18/06/2009	16/06/2011	4.92		0	6,750,000	0	0	0						
BANCO JPMORGAN, SA, (6) (7)	NOT APPLIED	28/10/2004	05/11/2012	11.00		0	2,000,000	2,000,000	0	0						
BANCO NACIONAL DE M (6) (11)	NOT APPLIED	23/07/2009	31/01/2011	5.05		0	6,700,000	0	0	0						
BANCO SANTANDER MEX (6) (11)	NOT APPLIED	19/11/2004	23/11/2012	4.92		600,000	1,200,000	1,200,000	0	0						
BANCO SANTANDER, S. (6) (11)	NOT APPLIED	11/03/2009	25/03/2010	4.92		2,500,000	0	0	0	0						
BBVA BANCOMER, S.A. (6) (11)	NOT APPLIED	16/12/2004	20/12/2012	10.55		800,000	1,600,000	1,600,000	0	0						
NACIONAL FINANCIERA (6) (11)	NOT APPLIED	11/08/2009	17/07/2014	4.93		0	1,333,333	1,333,333	1,333,333	1,000,000						
BANCO BILBAO VIZCAY (3) (8)	YES	28/05/2008	02/06/2014	0.30								0	2,941,380	0	0	2,941,380
BANCO SANTANDER MEX (1) (8)	NOT	17/09/2003	19/09/2013	1.88								130,587	130,587	130,587	130,587	0
CITIBANK N.A. (1) (8)	YES	12/05/2006	20/05/2013	0.24								0	19,588,050	17,955,713	17,955,713	0
BBVA NYB PMI TRADING (3) (8)	YES	15/01/2008	14/01/2010	0.00								1,502,982	0	0	0	0
OTHER																
INT DEV NO PAG	NOT APPLIED		31/12/2010	0.00		146,295	0	0	0	0						
PMI TRADING (1) (8)	NOT			0.00								2,611,740	0	0	0	0
INT DEV NO PAG	NOT		31/12/2010	0.00								12,437	0	0	0	0
CONPROCA (1) (7)	NOT	26/11/1997	15/06/2010	8.40								1,518,919	0	0	0	0
INT DEV NO PAG CON	NOT		31/12/2010	0.00								5,959	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	0.00								384,941	329,950	329,950	329,950	2,859,565
COPF's (1) (8)	YES	01/02/2005	31/10/2012	3.25								4,936,411	2,443,273	1,281,439	392,604	0
F TAPIAS MEXICO, SA (1)(7)	NOT	23/10/2008	11/10/2018	8.00								85,065	70,995	76,847	83,182	691,108
F TAPIAS MEXICO, SA (1)(7)	NOT	14/11/2008	02/11/2018	8.00								85,064	70,995	76,847	83,182	691,108
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	7.96								85,698	71,870	77,764	84,142	648,687
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96								74,732	62,674	67,813	73,374	565,674
TOTAL BANKS					0	4,046,295	19,583,333	6,133,333	1,333,333	1,000,000	0	31,251,800	43,837,956	37,447,291	34,574,582	46,306,964

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2009**

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SCOTIA INVERLAT (6) (11)	NOT APPLIED	03/04/2009	30/03/2012	4.92		0	0	12,500,000	0	0						
SCOTIA INVERLAT (6) (11)	NOT APPLIED	16/06/2006	05/06/2014	4.92		0	0	0	0	10,000,000						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	31/01/2013	4.79		0	0	0	12,487,400	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	04/02/2010	4.62		12,512,600	0	0	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	21/10/2005	13/10/2011	4.64		0	5,500,000	0	0	0						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	03/04/2009	28/03/2016	9.15		0	0	0	0	7,500,000						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	24/10/2003	14/10/2010	8.38		6,172,000	0	0	0	0						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	29/07/2005	16/07/2015	9.91		0	0	0	0	9,500,000						
INT DEV NO PAG	NOT APPLIED		31/12/2010	0.00		1,198,664	0	0	0	0						
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50								0	0	0	0	1,024,821
DEUTSCHE BANK (1) (7)	YES	14/11/2001	15/11/2011	8.00								0	2,451,640	0	0	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63								0	0	0	0	2,092,591
DEUTSCHE BANK (1) (7)	YES	04/06/2008	15/06/2038	6.63								0	0	0	0	6,529,350
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63								0	0	0	0	22,852,725
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75								0	0	0	0	3,067,685
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38								0	0	0	0	4,768,188
DEUTSCHE BANK (1) (7)	YES	04/10/2000	13/10/2010	9.13								7,241,558	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75								0	0	0	0	32,527,498
DEUTSCHE BANK (1) (7)	YES	28/09/2004	28/09/2014	7.75								0	0	0	0	22,727,388
DEUTSCHE BANK (1) (7)	YES	10/09/2009	16/03/2015	4.88								0	0	0	0	19,588,050
DEUTSCHE BANK (1) (7)	YES	03/02/2009	03/05/2019	8.00								0	0	0	0	26,117,400
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63								0	0	0	0	1,588,695
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25								0	0	0	0	1,400,820
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50								0	0	0	0	2,948,550
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50								0	0	0	0	310,144
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63								0	0	0	0	122,034
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	0.26								0	0	8,973,168	0	0
DEUTSCHE BANK (2) (7)	YES	04/08/2009	06/11/2017	5.78								0	0	0	0	3,747,060
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50								0	0	0	0	18,735,300
DEUTSCHE BANK (2) (7)	YES	15/01/2009	09/01/2017	5.50								0	0	0	0	18,735,300
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50								0	0	0	0	4,212,000

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
DEUTSCHE BANK (5) (7)	YES	02/06/2009	02/06/2022	8.25								0	0	0	0	7,380,065
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50								0	0	0	8,434,360	0
J.P. MORGAN (1) (7)	YES	01/04/1998	30/03/2018	9.25								0	0	0	0	125,011
CREDIT SUISSE, ZURI (4) (7)	YES	13/01/2009	13/10/2014	3.50								0	0	0	0	4,423,230
SCOTIA INVERLAT (6) (13)	NOT	23/12/2004	05/12/2019	0.00								0	0	0	0	13,512,998
MELLON BANK N.A. (1) (8)	YES	30/10/2009	15/06/2010	0.25								18,236,409	0	0	0	0
MELLON BANK N.A. (2) (7)	YES	30/10/2009	06/04/2010	6.63								14,051,475	0	0	0	0
MELLON BANK N.A. (2) (7)	YES	30/10/2009	05/08/2016	6.38								0	0	0	0	15,925,005
MELLON BANK N.A. (2) (7)	YES	30/10/2009	05/08/2013	6.25								0	0	0	9,367,650	0
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.47								2,785,843	522,348	0	163,234	5,713,181
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	1.66								0	326,466	435,288	1,022,930	696,469
INT DEV NO PAG	NOT		31/12/2010	0.00								5,073,561	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	29/09/2020	0.55								0	0	0	0	8,985,600
INT DEV NO PAG	NOT		31/12/2010	0.00								30,119	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					0	19,883,264	5,500,000	12,500,000	12,487,400	27,000,000	0	47,418,965	3,300,454	9,408,456	18,988,174	249,857,158

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

CONSOLIDATED

(Thousand Pesos)

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
Otros Proveedores	NOT APPLIED					63,277,711	0	0	0	0						
TOTAL SUPPLIERS					0	63,277,711	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED					0	0	0	0	0						
	NOT											0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
OTRos pasivos circulantes	NOT APPLIED					28,639,287						0				
TOTAL					0	28,639,287	0	0	0	0	0	0	0	0	0	0
TOTAL					0	115,846,557	25,083,333	18,633,333	13,820,733	28,000,000	0	78,670,765	47,138,410	46,855,747	53,562,756	296,164,122

MONEDAS		T.C. CONTABLE
DÓLARES	USD	13.05870
EUROS	EUR	18.73530
YEN JAPONÉS	JPY	0.14040
LIBRA ESTERLINA	GBP	21.08590
PESOS		

TIPO DE TASA
- TASA FIJA
- TASA LIBOR
- TASA FLOTANTE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR

TASA DE DESCUENTO
TASA TIIE
CETES
CUPON CERO (FIJA)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2009**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**44,919,586**	**586,591,391**	**398,602**	**5,205,227**	**591,796,618**
LIABILITIES POSITION	**61,334,363**	**800,947,049**	**10,575,562**	**138,103,091**	**939,050,140**
SHORT-TERM LIABILITIES POSITION	34,843,527	455,011,171	4,075,506	53,220,806	508,231,977
LONG-TERM LIABILITIES POSITION	26,490,836	345,935,878	6,500,056	84,882,285	430,818,163
NET BALANCE	**-16,414,777**	**-214,355,658**	**-10,176,960**	**-132,897,864**	**-347,253,522**

NOTES

MONEDAS		T.C. CONTABLE
DÓLARES	USD	13.05870
EUROS	EUR	18.73530
YEN JAPONÉS	JPY	0.14040
LIBRA ESTERLINA	GBP	21.08590
PESOS		

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	

NOTES

DEBIDO A LA APLICACIÓN DE LA NIF B-10 QUE ENTRÓ EN VIGOR A PARTIR DE ENERO 2008, SE PRESENTA EN CEROS EL ANEXO DE RESULTADO POR POSICIÓN MONETARIA.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0
Prod. de petróleo crudo (Mbd)		2,674	97.30
Prod. de gas (MMpcd)		7,148	98.40
REFINACIÓN		0	0
Cap. de dest. atmost. (Mbd)		1,540	84.70
Cadereyta		275	80.00
Madero		190	81.00
Minatitlán		185	90.50
Salamanca		245	78.90
Salina Cruz		330	77.70
Tula		315	86.40
Term. de Almac. Dist. (Mb)		13,056	100.00
GAS Y PETROQUÍMICA BÁSICA		0	0
Endulzamiento de Gas (MMpcd)		4,503	75.10
Cactus		1,960	87.30
Nuevo Pemex		880	74.70
Ciudad Pemex		1,290	65.70
Matapionche		109	46.50
Poza Rica		230	39.40
Arenque		34	67.40
PETROQUÍMICA		0	0
Capacidad de Producción (Mt)*		15,447	74.40
Cangrejera		9,382	75.60
Cosoleacaque		2,227	84.00
Escolín **		55	0.00
Independencia		222	4.90
Morelos		2,122	86.40
Pajaritos		1,374	49.50
Tula **		65	0
C. de dist Petroquímicos (Mt)		218,410	82.00

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

MBD - MILES DE BARRILES DIARIOS
MMPCD - MILLONES DE PIES CÚBICOS DIARIOS
MB - MILES DE BARRILES
MT - MILES DE TONELADAS
* PROGRAMA DE PRODUCCIÓN DEL PERIODO.
** DE ACUERDO AL PROGRAMA DE OPERACIÓN ANUAL (POA), ESTAS PLANTAS NO OPERARON DURANTE 2009.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CONDENSADOS	PEMEX EXPLORACION Y PRODUCCION			8.00
GAS HUMEDO AMARGO	PEMEX EXPLORACION Y PRODUCCION			73.00
PETROLEO CRUDO	PEMEX EXPLORACION Y PRODUCCION			74.00
GAS HUMEDO DULCE	PEMEX EXPLORACION Y PRODUCCION			11.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
PETROLÍFEROS	0	0	0		
Combustoleo	209	50,989,750	100.00		CFE
Diesel	359	121,743,592	100.00	Pemex Diesel	Distribuidores
Gas L.P.	281	49,461,242	0.00		Distribuidores
Gasolina Magna	728	233,766,157	100.00	Pemex Magna	Distribuidores
Gasolina Premium	64	25,236,115	100.00	Pemex Premium	Distribuidores
Turbosina	55	18,298,723	100.00		ASA
Otros Refinados	76	13,937,988	100.00		Distribuidores
PETROQUÍMICOS	0	0	0		
Deriv. del Metano (A	1,237	3,797,602	58.00		(F)
Deriv. del Etano (B)	1,108	11,731,804	23.00		(G)
Aromat. y Deriv. (C)	248	2,669,483	79.00		(H)
Propil. y Deriv(D)	37	3,120,612	0.00		(I) (L)
Otros Petroq (E)	1,383	1,700,640	0.00		(J) (L)
Gas Seco	3,119	59,915,812	0.00		(K)
FOREIGN SALES					
Petróleo Crudo (Mbd)	1,225	344,969,526	0.00	(M)	(N)
Prod. Refinados (Mbd	250	63,578,742	0		(L)
Prod. Petroq. (Mt)	578	1,860,250	0		(L)
Efecto Marginal Vent	0	82,084,918	0		
Ingresos por servic.	0	5,291,516	0		
TOTAL		**1,094,154,472**			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
Petróleo Crudo (Mbd)	1,225	344,969,526		(M)	(N)
Prod. Refinados (Mbd	250	63,578,742			(L)
Prod. Petroq. (Mt)	578	1,860,250			(L)
Efecto Marginal Vent	0	82,084,918			
Ingresos por servic.	0	5,291,516			
FOREIGN SUBSIDIARIES					
TOTAL		497,784,952			

NOTES

MBD - MILES DE BARRILES DIARIOS
MT - MILES DE TONELADAS

NOTA: PARA CALCULAR EL % DE PARTICIPACIÓN EN EL MERCADO DE LOS PRODUCTOS PETROQUÍMICOS SE TOMO EL PERÍODO ENERO - DICIEMBRE 2009.
(A) CONSIDERA LA CONTRIBUCIÓN DE PEMEX-PETROQUÍMICA AL MERCADO NACIONAL POR LOS SIGUIENTES PRODUCTOS: AMONIACO Y METANOL.
(B) CONSIDERA LA CONTRIBUCIÓN DE PEMEX-PETROQUÍMICA AL MERCADO NACIONAL DE LOS SIGUIENTES PRODUCTOS: ETILENO, GLICOLES, PEAD, PEBD, PLBD, ÓXIDO DE ETILENO Y CLORURO DE VINILO.
(C) CONSIDERA LA CONTRIBUCIÓN DE PEMEX-PETROQUÍMICA AL MERCADO NACIONAL POR LOS SIGUIENTES PRODUCTOS: BENCENO, ESTIRENO, TOLUENO, XILENOS, PARAXILENO Y ORTOXILENO; (PARAXILENO Y ORTOXILENO; PLANTAS FUERA DE OPERACIÓN POR TIEMPO INDEFINIDO).
(D) CONSIDERA LA CONTRIBUCIÓN DE PEMEX-PETROQUÍMICA AL MERCADO NACIONAL POR ACRILONITRILO.
(E) DEBIDO A QUE EN ESTE SE CONSIDERA UN GRUPO DE PRODUCTOS, NO SE CALCULA EL PORCENTAJE DE PARTICIPACIÓN EN EL MERCADO.
(F) AGROGEN, S.A. DE C.V.; INTEGRADORA APRODIFER, S.A. DE C.V.; UNIVEX, S.A.; MASAGRO S.A. DE C.V.; PRAXAIR MEXICO S.A. DE C.V.; FERTIREY, S.A. DE C.V.; FERTILIZANTES TEPEYAC, S.A. DE C.V.; CRYOINFRA, S.A. DE C.V.
(G) MEXICHEM RESINAS VINILICAS, S.A. DE C.V.; POLIOLES, S.A. DE C.V.; DISTRIBUIDORA DON RAMIS, S.A. DE C.V.; INDUSTRIAS DERIVADAS DEL ETILENO, S.A.; POLICYD, S.A. DE C.V.; POLIMEROS NACIONALES, S.A. DE C.V.; POLIMERO Y MATERIAS PRIMAS INTERNACIONALES, S.A. DE C.V.; COMERCIALIZADORA RETER, S.A. DE C.V.
(H) RESIRENE, S.A. DE C.V.; NEGOCIACION ALVI, S.A. DE C.V.; QUIMICOMPUESTOS,S.A. DE C.V.; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V.; QUIMICA DELTA, S.A. DE C.V.; POCHTECA MATERIAS PRIMAS, S.A. DE C.V.; DISTRIBUIDORA QUIMICA MEXICANA, S.A. DE C.V.
(I) DOW INTERNACIONAL MEXICANA, S.A. DE C.V.; UNIGEL QUIMICA, S.A DE C.V.
(J) ADITIVOS PLASTICOS, S.A. DE C.V.; CERAS UNIVERSALES, S.A. DE C.V.; CORPORACIÓN SIERRA MADRE, S.A DE C.V.; CRYOINFRA, S.A. DE C.V.; ESCOLARES MAKICO, S.A. DE C.V.; INDUSTRIA QUIMICA DEL ISTMO S.A. DE C.V.
(K) CFE, IPP´S DISTRIBUIDORES, INDUSTRIALES (ISPAT), L Y F DEL CENTRO.
(L) LA PARTICIPACIÓN DE PEMEX EN ESTOS PRODUCTOS ES MARGINAL.
(M) EL 83.9% DEL TOTAL DE LAS EXPORTACIONES DE CRUDO FUERON A LOS ESTADOS UNIDOS, MIENTRAS QUE EL 16.1% RESTANTE FUE DISTRIBUIDO A EUROPA 9.4%, AL RESTO

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2009**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	281,878,312
TOTAL			0	0	0	0	0	281,878,312

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX CUENTA CON CERTIFICADOS DE APORTACIÓN PATRIMONIAL Y NO CON CAPITAL CONSTITUIDO POR ACCIONES.

DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management

PEMEX faces market risks caused by the volatility of hydrocarbon prices, exchange rates and interest rates.

In order to monitor and manage these risks, Petróleos Mexicanos and the subsidiary entities have developed regulations regarding market risk management comprised of policies and guidelines applicable to Petróleos Mexicanos and the subsidiary entities through which an integrated scheme for market risk management is promoted, the use of derivative financial instruments (DFI) is regulated, and guidelines for the development of hedging strategies and for the estimation of risk limits are formulated.

Risk management regulations in Petróleos Mexicanos and the subsidiary entities establish that DFI should be used for the purpose of hedging. In any other case, the use of DFI must be approved in accordance with current internal regulations.

Petróleos Mexicanos and the subsidiary entities have as a policy to reduce the impact of market risk on its financial results by promoting a balance between operational expected cashflows and those related to its liabilities.

On the other hand, the PMI Group has implemented a regulatory framework for risk management based on their "General Guidelines for Risk Management", procedures and instructions to ensure accomplishment of the essential risk controls, according to the industry best practices such as a periodical portfolio risk report for risk takers and Management. PMI Group has also an internal audit unit and a Risk Management Subcommittee.

Hydrocarbon Prices Risk

Petróleos Mexicanos and the subsidiary entities periodically evaluate their exposure to international hydrocarbon prices and use DFI as a mitigation mechanism when potential sources of risk are identified.

Since 2003 PEMEX has been obligated to trade liquefied petroleum gas (LPG) under a price scheme imposed by the Mexican Government. This scheme fixes de sale price of LPG through the whole country and generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2009, PEMEX mitigated the market risk generated by the exposure mentioned, implementing a hedging strategy consisting of propane swaps. Propane is the primary component of LPG.

PMI Trading periodically trades operations with DFI to mitigate risk generated in the purchase and sale of refined products and liquid-gas, thereby reducing the volatility of its income. PMI Trading policies establish a top limit for capital at risk, which is compared on a daily basis with the value-at-risk portfolio in order to execute risk mitigation mechanisms if necessary.

Foreign Exchange Rate Risk

Most of PEMEX debt is denominated in American dollars and Mexican pesos. Indebtedness of PEMEX in other currencies generates foreign exchange rate (FX) exposure that may increase the costs of financing.

Therefore, PEMEX regularly contracts cross currency swaps to mitigate the exposure originated by the volatility of non-dollar-and-peso currencies. The underlying currencies of the swaps traded are euro, Swiss franc, Japanese yen and pound sterling against the US dollar, and Mexican peso against Mexican units of investment (UDIs). Due to the long-term of some debt instruments, the cross currency swaps associated with these instruments, include an option linked to certain credit events. If any of these credit events occurred, these swaps will end without any payment obligation for either party.

Interest Rate Risk

PEMEX constantly monitors risk in its debt portfolio generated by interest rate volatility. PEMEX contracts interest rate swaps (IRS) associated with its floating-rate debt, through which PEMEX pays a fixed rate and receives a floating rate, in order to establish an appropriate percentage of fixed rate and so decreases the interest rate exposure. Swaps in US dollars have as underlying the LIBOR rate; swaps in Mexican pesos are related to the TIIE.

Credit Risk

When the fair value of DFI is favorable to PEMEX, the entity faces the risk that counterparties will not be able to meet their obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and the credit exposure risk in its DFI. PEMEX contracts operations mostly with major financial institutions and maintains a diversified portfolio.

Instruments Entered Into For Trading Purposes

Petróleos Mexicanos retains a synthetic long position on 58,679,799 Repsol YPF shares with the objective of maintaining corporate rights over this amount of titles. This is accomplished by using four total return swaps where Petróleos Mexicanos pays a fixed amount and receives total return on Repsol shares. Two of the aforementioned DFI contain an option structure comprised of one short call and one long put spread.

PGPB offers DFI to its domestic customers to help them mitigate the risk in the natural gas price. Through its subsidiary MGI Supply, Ltd., PGPB contracts DFI with the opposite position to cancel the market risk acquired by DFI offered to its customers. Then MGI Supply Ltd. contracts these DFI with international counterparties to transfer them the price risk. Through the previous scheme, PGPB restores its natural risk profile.

Derivative Financial Instruments Valuation

PEMEX monitors periodically the fair value of its DFI portfolio. Fair value is an indicative or estimate of the price that one party would pay to assume the rights and obligations of the other and is calculated for each DFI using standard models widely accepted by the international financial markets.

PEMEX's DFI portfolio is composed primarily of plain vanilla swaps which price can be estimated by discounting flows using the appropriate factor and contains no exotic instruments that require numerical methods for its valuation.

Options contained in PEMEX's DFI portfolio are plain vanilla or digital puts and calls valued internally with the classical Black–Scholes approach or some variation.

The inputs used in the valuation models for PEMEX's DFI portfolio come from widely recognized price providers and do not require changes or significant transformations.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 4 YEAR: 2009

PETRÓLEOS MEXICANOS

DERIVATIVE FINANCIAL INSTRUMENTS

Applicable Accounting Standards

As of January 1 2005, PEMEX adopted the accounting standards of bulletin C-10, "Derivative financial instruments and hedging operations", issued by the Mexican Institute of Public Accountants, A.C., which requires and details the criteria for recognition, valuation, registration, disclosure, presentation and where appropriate, separation from the host contract, applicable to the DFI for trading and hedging purposes, and for embedded derivatives.

TABLE

Interest Rate and Currency Derivatives

(in thousands of pesos as of December 31, 2009)

Derivative Type	Hedging/ Trading	Notional	Underlying Value		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Interest Rate Swaps	Hedging	10,996,328	Libor USD 6M = 0.42969% TIIE 28d = 4.9231%	Libor USD 6M = 0.62875% TIIE 28d = 4.9349%	-1,394,961	-1,414,125	1,096,328	1,200,000	1,200,000	7,500,000	0	0	0
Currency Swaps	Hedging	118,315,063	MXN = 13.0914 EUR = 1.4321 GBP = 1.617 JPY = 93.02 UDI = 3.018 CHF = 1.0352 Tipos de cambio respecto al dólar americano.	MXN = 13.5115 EUR = 1.464 GBP = 1.5982 JPY = 89.7 UDI = 3.1518 Tipos de cambio respecto al dólar americano.	6,731,638	6,829,974	15,843,115	3,686,864	1,075,124	18,463,958	8,110,969	71,135,034	0
Currency Swaps with credit linked options	Hedging	16,582,611	EUR = 1.4321 JPY = 93.02 Tipos de cambio respecto al dólar americano.	EUR = 1.464 JPY = 89.7 Tipos de cambio respecto al dólar americano.	3,241,391	3,272,064	0	0	0	0	0	16,582,611	0

TABLE 1

Equity Derivatives

(in shares, except as noted, as of December 31, 2009)

Derivative Type	Hedging/ Trading	Notional	Underlying Value		Fair Value (in thousands of pesos)		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Equity Swaps	Trading	21,321,773	Repsol YPF = 18.616 Precio de la acción en Euros.	Repsol YPF = 18.59 Precio de la acción en Euros.	662,778	1,681,290	10,000,000	11,321,773	0	0	0	0	0
Equity Swaps with Embedded Options	Trading	37,358,026	Repsol YPF = 18.616 Precio de la acción en Euros.	Repsol YPF = 18.59 Precio de la acción en Euros.	-542,387	15,564	0	37,358,026	0	0	0	0	0

TABLE 1
Natural Gas Derivatives
(in thousands of pesos, except as noted, as of December 31, 2009)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Long Swaps	Trading	126,005,613	4.40	2.65	-4,840,626	-5,898,403	78,941,528	41,244,239	3,705,042	2,096,054	18,750	0	17,325
Short Swaps	Trading	-126,053,351	4.40	2.65	5,038,005	6,122,635	-78,968,866	-41,259,645	-3,708,035	-2,098,054	-18,750	0	
European Put	Trading												
Long		5,328,201	4.40	2.65	149,213	203,658	4,336,695	991,506	0	0	0	0	
Short		-5,305,336			-148,996	-203,475	-4,313,831	-991,505	0	0	0	0	
European Call	Trading												
Long		21,937,708	4.40	2.65	127,432	190,148	15,454,244	5,290,156	1,193,308	0	0	0	
Short		-21,937,511			-127,244	-189,900	-15,454,118	-5,290,085	-1,193,308	0	0	0	
Digital Put	Trading												
Long		3,570,170	4.40	2.65	37,441	42,831	2,470,380	1,099,790	0	0	0	0	
Short		-3,570,170			-37,472	-42,867	-2,470,380	-1,099,790	0	0	0	0	
Digital Call	Trading												
Long		7,231,453	4.40	2.65	3,794	7,138	6,071,863	1,159,590	0	0	0	0	
Short		-7,259,430			-3,825	-7,188	-6,099,840	-1,159,590	0	0	0	0	

TABLE 1
Petroleum Products Derivatives
(in thousands of pesos, except as noted, as of December 31, 2009)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels)	Underlying value (U.S. $ per barrel)		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Propane Swaps	Hedging	0	0	0.95089	0	36,392	0	0	0	0	0	0	0
Petroleum Products Swaps and Futures	Hedging	10	1.05831	0.98141	-372,407	149,185	10	0	0	0	0	0	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos



By: ____________________
Arturo Delpech del Angel
Associate Managing Director of Finance

Date: March 19, 2010

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: 

Arturo Delpech del Angel
Associate Managing Director of Finance

Date: March 19, 2010

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.